NEWS RELEASE

Alderon Targets 800 Million to 1 Billion Tonne Resource at 28 to 32% Iron

With 2011 Drill Program Launch

June 9th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce that its summer/fall 2011 drill program has commenced at the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  The CDN $11 million program will consist of 26,000 metres (m) of drilling and is designed to upgrade the current resource as well as expand the known zones of mineralization and target new areas.

The Kami Project has a currently defined National Instrument (NI) 43-101 indicated resource of 490 million tonnes at 30.0% iron and an additional inferred resource of 118 million tonnes at 30.3% iron (refer to News Release dated April 5, 2011 for further details).  The current program aims at increasing the size of the resource to between 800 million and 1 billion tonnes at a grade between 28 to 32% iron.  The potential tonnage and grade are conceptual in nature, there has been insufficient exploration to define an increased mineral resource and it is uncertain if further exploration will increase the mineral resource.  These updated resource figures are reported as exploration targets based on the presence of step-out mineralized drill holes, known mineralized zones open along strike and geophysical anomalous areas from data received by Alderon.

Program Details

The summer/fall 2011 program will consist of 26,000 m of drilling, ground geophysical surveys, metallurgical test work and environment studies.  The drill program has started with 2 drills and will ramp up to 6 drills by the end of July and is expected to take 6 months to complete.  Drilling will be directed at upgrading the resource from indicated and inferred to measured and indicated as well as expanding the known mineralization at the Rose Central, North Rose and Mills Zones and targeting new areas outlined by the 2010 exploration program.

Drilling will be carried out by Major Drilling Group International Inc (“Major”) and Forages Cabo Inc (“Cabo”), the Quebec branch of Cabo Drilling Corp.  Major is one of the largest drilling service companies working in 22 countries and has a fleet of over 540 drills.  Cabo is well recognized in the drilling industry with operations in seven countries and over 250 employees.  Alderon is confident that both Major and Cabo will provide the level of professionalism, safety and environmental awareness that is required and that they will complete the 2011 program on time and on budget.

In conjunction with the program, further geotechnical studies and metallurgical test work will be carried out.  Environmental studies will also be conducted, as will an updated resource estimate and scoping study.  A prefeasibility study will commence later this year upon completion of the scoping study.

The proposed drill hole location map is posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

Additional information about the Kami Project and the initial resource estimate can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical report and Mineral resource estimate on the Kamistiatusset property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011. For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the increased and upgraded resource estimate, the details and timing of the drill program, the completion of environmental studies, the completion of a scoping study and prefeasibility study and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.